PRIVATE & CONFIDENTIAL NewCo Org Charts Leadership Teams 16 May 2024 Filed by Smurfit WestRock Limited (Commission File No. 333 - 278185) Pursuant to Rule 425 of the Securities Act of 1933 and deemed filed Pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Subject Company: WestRock Company (Commission File No. 001 - 38736 )

Group CEO & President Office
Smurfit WestRock


Group CEO & President
Tony Smurfit
Regional Business Leadership
Group Functions - Leadership
President & CEO N.America (Inc Mexico)
Laurent Sellier
President & CEO Europe, MEA & APAC
Saverio Mayer
President & CEO LATAM
Jairo Lorenzatto
Executive Vice President & Group CFO
Ken Bowles
Chief Human Resources Officer
Sharon Whitehead
Group Corporate Planner
Ray Murphy
SVP Integration
Alvaro Henao
SVP Integration
John Stakel
Group SVP Finance & Company Secretary
Gillian Carson-Callan

Creating the future together

Smurfit WestRock
North America (Including Mexico) Leadership


President & CEO North America (Inc Mexico)
Laurent Sellier
Business/Country Leadership
Regional Functions - Leadership
President USA & Canada Corrugated & Victory Packaging
Patrick Kivits
President USA & Canada Paper/Mills
Tom Stigers
President USA & Canada Consumer Packaging
Sam Shoemaker
President Smurfit WestRock Mexico
Jorge Angel
President Global Paper
John O'Neal
Regional CFO
Juan Pablo Perez
Regional VP Human Resources
Stacy Litchfield
Regional VP Communications Internal/External
Tammy Pollock
Chief Innovation & Science Officer
Ben Patel
Chief Supply Chain Officer
Peter Anderson
Regional VP & Senior Counsel Environmental, Health & Safety
Nina Butler

Creating the future together

Smurfit WestRock
Europe, MEA & APAC Leadership



President & CEO Europe, MEA, & APAC
Saverio Mayer

Business Leadership



President Corrugated & Consumer Packaging
Edwin Goffard



President Paper/Mills
Javier Rivas

Regional Functions - Leadership



Regional CFO
Pat McNeill



Regional VP Human Resources
Lieke Koelewijn



Regional VP Communications (Internal/External)
Emer Cobbe



Chief Innovation Officer
Arco Berkenbosch



Regional Director Health & Safety
John Nicholls



Regional VP Procurement
To be appointed

Creating the future together

Smurfit WestRock LatAm Leadership



President & CEO LATAM
Jairo Lorenzatto

Business/Country Leadership



CEO Brazil
Manuel Alcala



CEO Colombia & Central Cluster
German Gambini



CEO Argentina & Chile
Rodrigo Longarte



Beverage Consumer Packaging
German Gravenhorst

Regional Functions - Leadership



Regional CFO
Luis Mercader



Regional VP Human Resources
Troy Vague



Regional VP Communications Internal/External
Carlina Toledo



Regional VP Procurement
Dan Bergdahl



VP Technical & Operational Excellence
Jose Luis Rivera



VP Mills
John Jairo Amaya



PMO Director
Decio Meira Junior



VP Pan American Sales
Marcela Liscano

Creating the future together

Office of EVP & CFO
Finance & Corporate Functions Smurfit WestRock



Business CFO's - Dotted line reporting to EVP & CFO
Executive Vice President & CFO
Ken Bowles
Regional CFO
North America
Juan Pablo Perez
Regional CFO
Europe, MEA & APAC
Pat McNeill
Regional CFO
LATAM
Luis Mercader
Finance Leadership
Corporate Functions - Leadership
Group SVP Finance & Company Secretary
Gillian Carson-Callan
Chief Accounting Officer
Irene Page
Group SVP Treasury
Emer Murnane
Group VP Tax
Ken Byrne
Group VP Internal Audit
Heli Mooney
Group VP of Risk & Insurance
Steve Paris
GLOBAL INFORMATION SYSTEMS*
Chief Information Officer
Legacy SKG GIS
Richard Schouten
Chief Information & Digital Officer
Legacy WRK GIS
Amir Kazmi
*Co-Leadership during year 1 for Integration Planning
SUSTAINABILITY
Group Chief Sustainability Officer
Garrett Quinn
INVESTOR RELATIONS/REPUTATION/EXTERNAL COMMS
Group VP Investor Relations
Ciaran Potts
Creative Services Leader
Kelly Fowler
Group VP Corporate Comms
Gloria Potchiko

Smurfit WestRock
Group Human Resources Leadership



Chief Human Resources Officer
Sharon Whitehead
Business HR
(dotted line reporting to Group CHRO)
Regional Vice President HR America
Stacy Litchfield
Regional Vice President HR LatAm
Troy Vague
Regional Vice President HR Europe MEA & APAC
Lieke Koelewijn
Global Rewards*
Rewards - Legacy SK Business
Tom Gallagher
Rewards - Legacy WRK Business
Kathy Mullins
HRIS & HR Operations*
HRIS/Ops Legacy WRK Business
Kevin Shigley
HRIS/Ops Legacy SKG Business
Catherine Paul
Talent & Diversity
HR Legacy SKG & HR Integration
Deirdre Cregan
HR Legacy WRK & HR Integration
Stephanie White
Integration
SWK Group HR Integration Director
Róisín Foley
Int. Comms
SWK Employee Experience & Internal Comms
Sue Lamon-Diver
HR Rewards/HRIS/Talent Co-Leadership during Year 1 for HR Integration Planning
*Vicki Lostetter CHRO WestRock leading key Rewards & HRIS Integration Projects until Dec 31, 2024